                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                           CALIFORNIA MICROWAVE, INC.
                     --------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    130442106
                                 --------------
                                 (CUSIP Number)

                                Herbert A. Denton
                            Providence Capital, Inc.
                                730 Fifth Avenue
                               New York, NY 10019
                                 (212) 888-3200
                 (Name, Address and Telephone Number of Persons
                 ----------------------------------------------
                Authorized to Receive Notices and Communications)

                                October 16, 1996
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.



Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Exhibit Index: Page 16
                               Page 1 of 24 Pages

                                  SCHEDULE 13D


CUSIP No.  130442106                                         Page 2 of  24 Pages

1 Name of Reporting Person
  S.S. or I.R.S. Identification No. of Above Person

     Providence Capital, Inc.
     (IRS Identification Number - 13-3593028)

2 Check the Appropriate Box If a Member of a Group*
                                      a. /X/
                                      b. / /

3 SEC Use Only

4 Source of Funds*

     WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
  2(d) or 2(e)                                                               / /

6 Citizenship or Place of Organization

     Delaware

                7      Sole Voting Power
  Number of                   0
   Shares
Beneficially    8      Shared Voting Power
  Owned By                    68,050
    Each
  Reporting     9      Sole Dispositive Power
   Person                     0
    With
                10     Shared Dispositive Power
                              37,100 (options to acquire)


11 Aggregate Amount Beneficially Owned by Each Reporting Person

                68,050

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* / /

13 Percent of Class Represented By Amount in Row (11)

                .4%

14 Type of Reporting Person*

                CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.  130442106                                         Page 3 of  24 Pages

1 Name of Reporting Person
  S.S. or I.R.S. Identification No. of Above Person

          Herbert A. Denton
          (Social Security Number - ###-##-####)

2 Check the Appropriate Box If a Member of a Group*
                                      a.  /X/
                                      b.  / /

3 SEC Use Only

4 Source of Funds*

          N\A

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
  2(d) or 2(e)                                                               / /

6 Citizenship or Place of Organization

          U.S.A.

                7      Sole Voting Power
  Number of                   0
   Shares
Beneficially    8      Shared Voting Power
  Owned By                    2,700,209
    Each
  Reporting     9      Sole Dispositive Power
   Person                     0
    With
                10     Shared Dispositive Power
                              37,100


11 Aggregate Amount Beneficially Owned by Each Reporting Person

                2,700,209

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* / /

13 Percent of Class Represented By Amount in Row (11)

                16.73%

14 Type of Reporting Person*

                IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.  130442106                                         Page 4 of  24 Pages

1 Name of Reporting Person
  S.S. or I.R.S. Identification No. of Above Person

          Frederick W. Whitridge, Jr.
          (Social Security Number - ###-##-####)

2 Check the Appropriate Box If a Member of a Group*
                                      a.  /X/
                                      b.  / /

3 SEC Use Only

4 Source of Funds*

          PF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
  2(d) or 2(e)                                                               / /

6 Citizenship or Place of Organization

          U.S.A.

                7      Sole Voting Power
  Number of                   1,000
   Shares
Beneficially    8      Shared Voting Power
  Owned By                    2,632,159
    Each
  Reporting     9      Sole Dispositive Power
   Person                     1,000
    With
                10     Shared Dispositive Power
                              0


11 Aggregate Amount Beneficially Owned by Each Reporting Person

                2,633,159

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* / /

13 Percent of Class Represented By Amount in Row (11)

                16.32%

14 Type of Reporting Person*

                IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.  130442106                                         Page 5 of  24 Pages

1 Name of Reporting Person
  S.S. or I.R.S. Identification No. of Above Person

          W.S. Farish & Company
          (IRS Identification Number - 74-0618180)

2 Check the Appropriate Box If a Member of a Group*
                                      a.  /X/
                                      b.  / /

3 SEC Use Only

4 Source of Funds*

          N\A

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
  2(d) or 2(e)                                                               / /

6 Citizenship or Place of Organization

          Texas

                7      Sole Voting Power
  Number of                   0
   Shares
Beneficially    8      Shared Voting Power
  Owned By                    419,935
    Each
  Reporting     9      Sole Dispositive Power
   Person                     0
    With
                10     Shared Dispositive Power
                              419,935


11 Aggregate Amount Beneficially Owned by Each Reporting Person

                419,935

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* / /

13 Percent of Class Represented By Amount in Row (11)

                2.6%

14 Type of Reporting Person*

                CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.  130442106                                         Page 6 of  24 Pages

1 Name of Reporting Person
  S.S. or I.R.S. Identification No. of Above Person

          Terry W. Ward


2 Check the Appropriate Box If a Member of a Group*
                                      a.  /X/
                                      b.  / /

3 SEC Use Only

4 Source of Funds*

          N\A

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
  2(d) or 2(e)                                                               / /

6 Citizenship or Place of Organization

          U.S.A.

                7      Sole Voting Power
  Number of                   12,389
   Shares
Beneficially    8      Shared Voting Power
  Owned By                    3,052,094
    Each
  Reporting     9      Sole Dispositive Power
   Person                     12,389
    With
                10     Shared Dispositive Power
                              419,935


11 Aggregate Amount Beneficially Owned by Each Reporting Person

                3,064,483

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* / /

13 Percent of Class Represented By Amount in Row (11)

                18.99%

14 Type of Reporting Person*

                IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

        The class of securities to which this statement on Schedule 13D (the "Statement") relates is the Common Stock, par value $.10 par value (the "Common Shares") of California Microwave, Inc., a corporation incorporated under the laws of Delaware (the "Issuer"). The address of the principal executive offices of the Issuer is 555 Twin Dolphin Drive, Redwood City, California 94065.

Item 2. Identity and Background.

        This Statement is being jointly filed by Herbert A. Denton ("Denton"), Providence Capital, Inc. ("Providence"), Frederick W. Whitridge, Jr. ("Whitridge"), Terry W. Ward ("Ward") and W.S. Farish & Company, Inc. ("Farish"). Denton, Providence, Whitridge, Ward and Farish are collectively hereinafter referred to as the Reporting Persons.

        Providence is an SEC registered broker-dealer with membership in the National Association of Securities Dealers, Inc. and its primary business is stock brokerage and related investment banking activities. Providence's principal offices are located at 730 Fifth Avenue, New York, NY 10019.

        Herbert A. Denton is employed by Providence. His present principal occupation is acting as President and director of Providence. Mr. Denton's business address is c\o Providence, 730 Fifth Avenue, New York, NY 10019. Mr. Denton is the sole director and executive officer of Providence.

        Frederick W. Whitridge, Jr. is employed by Archipelago Corporation. His present principal occupation is acting as President of Archipelago Corporation. Mr. Whitridge's business address is c\o Archipelago Corporation, 200 Greenwich Avenue, Third Floor, Greenwich, Connecticut 06830.

        Farish is a private trust company. Its principal offices are located at 1100 Louisiana, Suite 1200, Houston, Texas 77002.

        Terry W. Ward is employed by Farish. His present principal occupation is acting as Financial Vice President of Farish. Mr. Ward's business address is c\o Farish, 1100 Louisiana, Suite 1200, Houston, Texas 77002.

        The identity of each executive officer and director of Farish, together with their principal business address, principal present occupation and citizenship are set forth on Schedule A hereto.

        None of the Reporting Persons and none of the individual executive officers or directors listed in Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Providence is a Delaware corporation. Farish is a Texas corporation.

Each of the individual Reporting Persons is a citizen of the United States.

                               Page 7 of 24 Pages

Item 3. Source and Amount of Funds or Other Consideration.

        The $15,445.89 used by Mr. Whitridge to acquire 1,000 Common Shares came from Mr. Whitridge's personal funds.

        The $23,206.50 used by Providence to acquire call options over 37,100 Common Shares came from Providence's working capital.

        All of the Common Shares held directly by Mr. Ward and W.S. Farish & Company were acquired by them in exchange for their shares of Microwave Networks, Inc., a private company that was acquired by the Issuer in a merger consummated in May, 1995. The shares of Microwave Networks, Inc. owned by Mr. Ward and W. S. Farish & Company were acquired in 1986 out of personal and corporate funds, respectively.

Item 4. Purpose of Transaction.

        During the period October 16 though October 24, 1996 Providence and Messrs. Denton, Whitridge and Ward (hereinafter the "Proxy Holders") obtained revocable proxies over 2,663,109 Common Shares (the "Proxy Shares") in connection with the annual meeting of shareholders of the Company to be held on Friday, October 25, 1996 and at any adjournment or postponement thereof (the "Annual Meeting"). With respect to 1,719,059 of the Proxy Shares, one or more of the Proxy Holders have complete discretion with respect to the issues to be considered at the Annual Meeting (subject to the right of the grantors of the proxy to revoke the same, as described below). With respect to the remaining 944,050 of the Proxy Shares, the Proxy Holders have the authority to vote in favor of electing Messrs. Whitridge and Ward to the Issuer's Board of Directors, to vote in favor of an amendment to the Issuer's employee stock purchase plan and in favor of the ratification of the Issuer's selection of independent public accountants.

        It is the present intention of the Proxy Holders to nominate Messrs. Whitridge and Ward for election as directors at the Annual Meeting, to request that the shares as which they have proxies be cumulated and to cast all of the votes attributable to the Proxy Shares to elect Messrs. Whitridge and Ward to the Board of Directors of the Issuer. Each of the Reporting Persons also presently intend to vote all of the other Common Shares as to which they have voting rights in favor of the election of Messrs. Whitridge and Ward to the Board of Directors of the Issuer. To the extent that the Reporting Persons have more votes than are necessary to ensure the election of Messrs. Whitridge and Ward to the Issuer's Board of Directors, the Reporting Persons may cast such additional votes in favor of the election of one or more of the director nominees proposed by the management of the Issuer.

        Except as specifically disclosed in this Item 4, none of the Reporting Persons have any present plans or proposals (but each of them reserves the right to develop plans or proposals) which relate to or would result in any of the actions described in clauses a. through j. of the instructions to Item 4.

        The proxies in favor of the Proxy Holders are revocable at any time prior to or at the Annual Meeting at the election of the grantors thereof. There can be no assurance that some or all of the grantors of the proxies will not revoke the proxies prior to or at the Annual Meeting. By their terms, the proxies only relate to the Annual Meeting and, accordingly, will be without further force or effect after the conclusion of the Annual Meeting.

                               Page 8 of 24 Pages

Item 5. Interest in Securities of the Issuer.

        (a) As of October 24, 1996, the Reporting Persons, collectively, had beneficial ownership of 3,133,533 Common Shares or 19.42% of the outstanding, based upon information contained in the Issuer's proxy statement for the 1996 annual meeting. Of the shares beneficially held by the Reporting Person's 2,663,109 are Proxy Shares as to which one or more of the Proxy Holders have obtained revocable proxies to vote at the Issuer's Annual Meeting. In addition to the Proxy Shares, the Reporting Persons also have beneficial ownership over the following shares of the Issuer's common stock:

Reporting Person             Number of Shares                How Held
----------------             ----------------                --------

Herbert A. Denton            Immediately exercisable call    Indirectly through
                             options to acquire 37,100       Providence
                             Common Shares

Providence Capital, Inc.     Immediately exercisable call    Directly
                             options to acquire 37,100
                             Common Shares

Frederick W. Whitridge, Jr.  1,000 Common Shares             Directly

Terry W. Ward                12,389 Common Shares            Directly

W.S. Farish & Company        419,935 Common Shares           Directly

        Each of the Reporting Persons may be deemed to be members of a group within the meaning of Section 13(d)(3) with respect to the shares of the Issuer beneficially owned by each of them. Upon the conclusion of the Annual Meeting the revocable proxies will lapse and after the conclusion of the Annual Meeting the Reporting Persons will no longer constitute a group for purposes of Section 13(d)(3).

        (b) On all matters to be considered at the Annual Meeting, one or more of the Proxy Holders have sole power to vote all of the Proxy Shares, subject, in the case of 944,050 of such shares to instructions to vote such shares in favor of the election of Messrs. Ward and Whitridge to the Board of Directors of the Issuer, to vote in favor of the proposed amendments to the employee stock purchase plan and to vote in favor of the ratification of the Company's selection of independent public accountants. As noted above, after the conclusion of the Annual Meeting, the Proxy Holders will have no further voting rights with respect to any of the Proxy Shares. None of the Reporting Persons has any right to dispose or direct the disposition of any of the Proxy Shares.

        Each of Mr. Ward and Mr. Whitridge has the sole right to vote and to dispose or direct the disposition of the Common Shares shown as owned by each of them in response to Item 5(a) above and Mr. Ward and W.S. Farish & Company may be deemed to share voting and dispositive power over the 419,935 Common Shares owned directly by W.S. Farish & Company.

        Neither Providence nor Denton have any present right to vote or dispose of the 37,100 Common Shares that Providence has the right to acquire (the "Option Shares"). Providence (directly) and Denton (indirectly through his control of Providence) have the right to immediately exercise the call options and acquire the Option Shares. If the call options were exercised, Providence (directly) and Denton


                               Page 9 of 24 Pages

(indirectly through his control of Providence) would have the right to vote and dispose or direct the disposition of the Option Shares.

        (c) None of the Reporting Persons has effected any transactions in the Common Shares or any other securities of the Issuer during the past sixty days, except as follows:

Identity of        Date(s) of        Amount of         Price per Share of         Where and
Person             Transaction       Securities        Securities Acquired        how
Effecting                            Involved          or Sold                    Transaction
Transaction                                                                       was Effected
-----------        -----------       ----------        -------------------        ------------

Providence         October 14,       Immediately       $23,206.50 (total cost,    Acquired in
                   1996              exercisable       including commission) -    open market
                                     call options to   Option price of $.75       purchases on
                                     acquire           per Common Share on        the American
                                     37,100 shares     options to acquire         Stock
                                     with strike       9,500 Common Shares;       Exchange
                                     price of
                                     $15.00 per        Option price of $.5625
                                     share.            per Common Share on
                                                       options to acquire
                                                       27,600 Common Shares

Frederick W.       October 14,       1,000             $15,445.89 (total cost,    Acquired in
Whitridge, Jr.     1996                                including commissions)     an open
                                                                                  market
                                                       Price of $15.25   per      purchase in
                                                       share.                     the Nasdaq

                                                                                  National
                                                                                  Market

        (d) To the best knowledge of the Reporting Persons, the persons who have granted the Proxy Holders revocable proxies over the Proxy Shares are investment managers with voting and dispositive power over the Proxy Shares. To the best knowledge of the Reporting Persons, the clients of such investment managers have the right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the Proxy Shares. Clover Capital Management, Inc. and Smith Barney & Co. each granted (or arranged for record holders to grant) revocable proxies over Common Shares to the Proxy Holders representing in excess of 5% of the Issuer's Common Shares.

        (e) At the conclusion of the Annual Meeting, the revocable proxies with respect to the Proxy Shares will lapse, the Reporting Persons will cease to be a group for purposes of Section 13(d)(3) and the Reporting Persons will cease to beneficially own more than 5% of the Issuer's Common Shares.


                               Page 10 of 24 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        None of the Reporting Persons (and none of the executive officers and directors identified in Schedule A hereto) have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to each other or with any other person with respect to the securities of the Issuer except as set forth on Schedule A and as follows:

        One or more of the Proxy Holders have received revocable proxies with respect to 2,663,109 Common Shares directly from Clover Capital Management, Inc., Smith Barney & Co., Peregrine Ventures and Peregrine Ventures II L.P. or from persons holding as record holders on their behalf. As noted above, the rights of the Proxy Holders under the proxies terminate upon the conclusion of the Annual Meeting.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement among the parties thereto dated October 23, 1996

Exhibit 2  Proxies granted by Clover Capital Management,
           Inc. (or persons holding of record on its behalf)

Exhibit 3  Proxies granted by Peregrine Ventures and Peregrine
           Ventures II L.P.

Exhibit 4 Proxies granted by persons holding of record on behalf of Smith Barney & Co.

                               Page 11 of 24 Pages

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  October 25, 1996


                            PROVIDENCE CAPITAL, INC.


                            By: \s\ Herbert A. Denton
                               ----------------------------------
                               Name:  Herbert A. Denton
                               Title: President


                            W.S. FARISH & COMPANY


                            By: \s\ Terry W. Ward
                               ----------------------------------
                               Name:  Terry W. Ward
                               Title: Vice President


                                \s\ Herbert A. Denton
                               ----------------------------------
                               Herbert A. Denton


                                \s\ Terry W. Ward
                               ----------------------------------
                               Terry W. Ward


                                \s\   Frederick W. Whitridge, Jr.
                               ----------------------------------
                               Frederick W. Whitridge, Jr.


                               Page 12 of 24 Pages

                                  EXHIBIT INDEX


Exhibit No.                        Exhibit Name                       Page No.
-----------                        ------------                       --------

1            Joint Filing Agreement among the parties thereto             13
             dated October 23, 1996

2            Proxy granted by Clover Capital Management, Inc.             16
             (or persons holding of record on their behalf)

3            Proxies granted by Peregrine Ventures and Peregrine          20
             Ventures II L.P.

4            Proxies granted by  persons holding of record on             22
             behalf of Smith Barney



                               Page 13 of 24 Pages